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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger. This article is posted on HP's internal web site.


NO MYSTERY BEHIND EMPLOYEE PULSE DATA

NUMBER OF EMPLOYEES WHO FAVOR HP-COMPAQ MERGER REQUIRES APPROPRIATE CONTEXT

The question of how many HP employees favor the merger with Compaq seems to have taken on a life of its own in recent weeks. Our senior leaders have referred to certain percentages at coffee talks or other internal events, and numerous media outlets have sprinkled various estimates in their articles on the pending merger to illustrate general sentiment across the company.

[HP's internal web site] has received a significant number of questions and comments from employees regarding where these "mysterious" percentages have come from and thought it would be useful to explain.

In the meantime, Forbes.com, the online version of the magazine, published a story ("Where Do HP Employees Stand on Merger?") that mischaracterized the results of an informal question posted on HP's Discussion Forum back in November.

REASONS FOR ORGANIZATIONAL PULSES

Since HP announced the plan to merge with Compaq last September, the company's Internal Communications department has conducted regular, informal surveys called "organizational pulses." In addition, employee audience members have been polled after coffee talks and town hall meetings to help the department gather data on how employees feel about the merger.

"From the beginning, we conducted these surveys to help evaluate the effectiveness of our communications vehicles and content," says Yvonne Hunt, director, Internal Communications. "We also use them to identify areas for improvement, measure shifts in attitudes regarding the merger, learn more about specific employee concerns, and feed these concerns to management."

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EMPLOYEES SURVEYED WORLDWIDE

The pulse surveys are conducted on the Web by an independent consultant with the help of the company's Communication Council, which comprises representatives of all HP businesses and functions around the world. The council members distribute a URL for a Web-based questionnaire to a representative sample of up to 1 percent of their respective organizations. About 850 different employees receive the questionnaire each month, and the identity of each respondent is kept completely confidential.

A typical pulse survey draws approximately 400 to 500 responses. The question in each pulse that has appeared in media stories is the following:

     o    "How would you describe your current level of support for the merger?"

HP also collects data following key communication events, such as Senior Leader meetings, coffee talks conducted by CEO Carly Fiorina, merger discussion sessions and satellite broadcasts. Employees who attend these events receive a hardcopy questionnaire, and, when relevant, those who viewed the event by satellite or digitized video are asked to offer additional feedback via the Web. Approximately 60-70 percent of the physical attendees at recent events have completed questionnaires.

DECEMBER-JANUARY PULSE DATA

In the December 2001 - January 2002 pulse data, 21 percent of the respondents considered themselves "very supportive" of the merger and 44 percent said they were "somewhat supportive." The combined figure of "65 percent supportive" has been cited at several internal events and has appeared regularly in recent media stories.

"The 65-percent figure sometimes has been mentioned without the context during our internal events, which tend to be more informal," said Hunt. "We do think the pulse numbers are accurate when placed into the proper context. What's more interesting is that the percentage of favorable responses has remained consistently positive over the past few months."

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FORBES.COM AND THE DISCUSSION FORUM

In its February 15 online article, Forbes stated that "HP's unscientific poll shows that 60 percent of 2,421 respondents responded `not at all' or `not really' to the question `How confident are you in the future of HP after hearing Carly's Q4 message?'"

What the article fails to explain is that the informal HP Discussion Forum exists to stimulate online conversation and provide anecdotal feedback from employees. Any polling results are both unscientific and unrepresentative since the respondents are a self-selecting group. In addition, many of the responses occurred right after Walter Hewlett filed his opposition and before HP had begun communicating the specific benefits of the merger.

Nearly all of the 2,421 responses to the forum were made in November 2001. The more reliable organizational pulse survey conducted at roughly the same time showed that 55 percent of HP employees were either "very supportive" of the merger (16 percent) or "somewhat supportive" (39 percent). As previously noted, both of these categories have since improved.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.